SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2007

PETROBRAS INTERNATIONAL FINANCE COMPANY - PIFCo
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Anderson Square Building, P.O. Box 714
George Town, Grand Cayman
Cayman Islands,B.W.I.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3, FILE NO. 333-92044, OF PETRÓLEO BRASILEIRO S.A -- PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006

Forward Looking Statements

This report on Form 6-K contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes by Petróleo Brasileiro S.A. – Petrobras in its use of our services for market purchases of crude oil and oil products, and changes in government regulations.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

Basis of Presentation

You should read the following discussion of our financial condition and results of operations together with the attached audited consolidated financial statements and the accompanying notes for year ended December 31, 2006 beginning on page F-2. The audited consolidated financial statements for the years ended December 31, 2006 and December 31, 2005 and the accompanying notes have been presented in U.S. dollars and prepared in accordance with U.S. GAAP. As a subsidiary of Petrobras, we also prepare our consolidated financial statements in accordance with accounting practices adopted in Brazil.

Overview

We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial position and results of operations are significantly affected by decisions of our parent company. Our ability to meet our outstanding debt obligations depends on a number of factors, including:

  Petrobras’ financial condition and results of operations;

  the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;

  Petrobras’ willingness to continue to make loans to us and provide us with other types of financial support;

  our ability to access financing sources, including the international capital markets and third-party credit facilities; and

  our ability to transfer our financing costs to Petrobras.

We earn income from:

  sales of crude oil and oil products to Petrobras;

  limited sales of crude oil and oil products to third parties; and

  the financing of sales to Petrobras, inter-company loans to Petrobras and investments in marketable securities and other financial instruments.

Our operating expenses include:

  cost of sales, which is comprised mainly of purchases of crude oil and oil products;

  selling, general and administrative expenses; and

  financial expense, mainly from interest on our lines of credit and capital markets indebtedness, sales of future receivables and inter-company loans from Petrobras.

Purchases and Sales of Crude Oil and Oil Products

We typically purchase crude oil and oil products in transactions with payment terms of approximately 30 days. Petrobras typically pays for shipments of crude oil and oil products that we sell to it over a period of up to 330 days, which allows Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments. Before February 2005, we sold crude oil and oil products to Petrobras under terms that allowed for payment up to 270 days from the date of the bill of lading. During this period, we typically finance the purchase of crude oil and oil products through either funds previously provided by Petrobras or third-party trade finance arrangements. The difference between the amount we pay for crude oil and oil products and the amount Petrobras pays for that same crude oil and oil products is deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras’ payments to us come due.

Results of Operations

Results of operations for the year ended December 31, 2006 compared to the year ended December 31, 2005.

Net Loss

We had a loss of U.S.$210.5 million in 2006, as compared to a loss of U.S.$27.8 million in 2005, primarily due to (1) the notes repurchased in connection with the debt tender offer resulting an expense of U.S.$160.0 million, and (2) the payment of premium related to the PFL prepaid fixed rate Senior Trust Certificates (Series A1 and B) in the amount of U.S.$13.7 million.

Sales of Crude Oil and Oil Products and Services

Our sales of crude oil and oil products and services increased 28.8% from U.S.$17,136.1 million in 2005 to U.S.$22,069.8 million in 2006. This increase was primarily due to a 19.8% increase in the average price of Brent crude oil, from U.S.$54.38 per barrel in 2005 to U.S.$65.14 per barrel in 2006 and due to a 15.3% increase in the volume of trading sales of crude oil and oil products.

Cost of Sales

Cost of sales increased 29.0% from U.S.$16,983.3 million in 2005 to U.S.$21,900.5 million in 2006. This increase was primarily due to the increase in the average price of Brent crude oil and volume described above.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services. These expenses increased 25.1% from U.S.$165.7 million in 2005 to U.S.$207.4 million in 2006, of which U.S.$171.0 million consisted of shipping expenses due to an increase in average freight rates in the period, as the result of changes in international market trends and shipping routes.

Financial Income

Our financial income consists of the financing of sales to Petrobras and inter-company loans to Petrobras, and investments in marketable securities and other financial instruments. Our financial income increased 30.6% from U.S.$984.0 million in 2005 to U.S.$1,285.2 million in 2006, primarily due to (1) an increase in the amount of sales to Petrobras made during 2005 compared to 2004, as well as the amount of sales during 2006, resulting in additional financial income due to the financing terms granted to Petrobras and due to interest calculated on a monthly basis (see “Purchases and Sales of Crude Oil and Oil Products”), (2) an increase in loans to related parties and (3) an increase in interest income from short and long-term investments as a result of a higher returns.

2

Financial Expense

Our financial expense consists of interest paid and accrued on our outstanding indebtedness and other fees associated with our issuance of debt. Our financial expense increased 45.9% from U.S.$998.9 million in 2005 to U.S.$1,457.8 million in 2006, primarily due to (1) the notes repurchased in connection with the debt tender offer resulting an expense of U.S.$160.0 million, (2) an increase in inter-company loans from Petrobras, (3) an increase in interest expenses associated with lines of credit and (4) the payment of premium related to the PFL prepaid fixed rate Senior Trust Certificates (Series A1 and B) in the amount of U.S.$13.7 million.

Liquidity and Capital Resources

Overview

We finance our oil trading activities principally from commercial banks, including lines of credit, as well as through inter-company loans from Petrobras and the issuance of notes in the international capital markets. As an offshore non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury before incurring debt or registering debt with the Central Bank. As a matter of policy, however, the issuance of any debt follows the recommendation by any of Petrobras’ Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

Sources of Funds

Our Cash Flow

At December 31, 2006, we had cash and cash equivalents of U.S.$510.8 million, as compared to U.S.$230.7 million at December 31, 2005. The increase in cash was primarily a result of proceeds from short and long term loans from Petrobras during 2006. Our operating activities used net cash of U.S.$1,967.4 million in 2006, as compared to using net cash of U.S.$5.9 million in 2005, primarily as a result of (i) an increase in trade accounts receivable from related parties, as a result of an increase in the average price of Brent crude oil, (ii) the change of the period during which Petrobras pays PIFCo for shipments of crude oil and oil products from 270 to 330 days and (iii) an increase in the volume of trading sales of crude oil and oil products. Our investing activities used net cash of U.S.$1,891.0 million in 2006, as compared to using net cash of U.S.$2,271.0 million in 2005, primarily as a result of a decrease in outstanding position of marketable securities due to the amortization of CLEP securities in the amount of U.S.$630 million. Our financing activities provided net cash of U.S.$4,138.5 million in 2006, as compared to providing net cash of U.S.$ 1,400.3 million in 2005, primarily as a result of an increase in proceeds from short and long-term loans from Petrobras.

Accounts Receivable

Accounts receivable from related parties increased 22.8% from U.S.$8,681.1 million at December 31, 2005 to U.S.$10,658.9 million at December 31, 2006, primarily as a result of an increase of 19.8% in the average price of Brent crude oil and due to a 15.3% increase in the volume of trading sales of crude oil and oil products.

Our Short-Term Borrowings

Our short-term borrowings are denominated in U.S. dollars and consist of lines of credit and loans payable. Our outstanding position at December 31, 2006 in irrevocable letters of credit was U.S.$552.1 million, as compared to U.S.$369.5 million at December 31, 2005. Considering only the issuance of irrevocable letters of credit supporting oil imports, our outstanding position at December 31, 2006 was U.S.365.0 million, as compared to U.S.$300.6 million at December 31, 2005. At December 31, 2006, we had accessed U.S.$ 329.2 million in lines of credit, including the current portion of long-term lines of credit, as compared to U.S.$493.6 million accessed at December 31, 2005. The weighted average annual interest rate on these short-term borrowings was 6.76% at December 31, 2006, as compared to 5.0% at December 31, 2005. At December 31, 2006, we had utilized all the proceeds from lines of credit for the purchase of imports.

3

The short-term portion of our notes payable to related parties, which are principally composed of notes payable to Petrobras, increased 23.9% from U.S.$4,346.1 million at December 31, 2005 to U.S.$5,386.8 million at December 31, 2006, primarily as a result of our short-term financing needs.

Our Long-Term Borrowings

Our long-term loans from Petrobras increased from U.S.$3,734.1 million at December 31, 2005 to U.S.$7,441.7 million at December 31, 2006, with interest rates ranging from 8.3% to 8.6% and due between 2010 and 2021.

At December 31, 2006, we had outstanding U.S.$1,041.3 million in long-term lines of credit due between 2008 and 2017, as compared to U.S.$1,194.7 million at December 31, 2005.

On July 24, 2006, PIFCo concluded its debt repurchase offer (Tender) announced on July 18, 2006. The amount of notes tendered for five series of notes listed below was U.S.$888.3 million. Including the notes previously repurchased by Petrobras and its affiliates, also included in the tender, the total value reached U.S.$1,215.7 million. The purpose of this initiative was to reduce total debt outstanding and simplify the debt profile, thus benefiting from the Company’s current strong cash generation. The transaction was settled on July 27, 2006 and all the notes tendered were canceled from this date. Upon conclusion of the debt repurchase offer (Tender), PIFCo incurred in expenses in the total amount of U.S.$160.0 million.

	Interest	Maturiy	Principal Amount
Securities Repurchased	Rate	Date	(in millions of U.S.dollars)

Global step-up notes	12.375%	2008	U.S.$265.4
Senior notes	9.875%	2008	211.8
Senior notes	9.750%	2011	313.6
Global notes	9.125%	2013	251.7
Global notes	8.375%	2018	173.2

			U.S.$1,215.7

After the Tender, the outstanding amount of the other long-term borrowings are:

  U.S.$524.6 million (U.S.$500 million current portion) in two series of long-term Senior Notes due to 2008 and 2011. On July 24, 2006 these notes were tendered in the amount of U.S.$525.4 million. The notes bear interest of 9,875% and 9,75%, respectively.

  U.S.$329.9 million (current portion) in 4.75% Senior Exchangeable Notes due 2007, issued on October 17, 2002, in connection with Petrobras’ purchase of Perez Companc S.A. (currently known as Petrobras Energia Participaciones – PEPSA). In exchange, we received notes issued by Petrobras International Braspetro BV (PIB BV), a related party, in the same amount, terms and conditions as the Senior Exchangeable Notes. In connection with the acquisition of Perez Companc, we also provided PIB BV withloan for U.S.$724.5 million, with an interest rate of 4.79%.

  U.S.$134.6 million in Global Step-up Notes due April 2008. The notes bear interest from March 31, 2003 at rate of 12.375% per annum until April 1, 2006 and at a rate of 12.375% per annum thereafter, with interest payable semiannually. On April 1, 2006, the noteholders had the right to exercise a put option and require us to repurchase the notes, in whole or in part, at par value. Noteholders have not exercised this put option. We used the proceeds from this issuance principally to repay trade-related debt and inter-company loans. On July 24, 2006 these notes were tendered in the amount of U.S.$265.4 million.

4

  U.S.$464.4 million (U.S.$65.0 million current portion) in connection with Petrobras' exports prepayment program. On December 21, 2001, the Trust (PF Export) issued to PFL, our subsidiary, U.S.$750 million of Senior Trust Certificates in four series and U.S.$150 million of Junior Trust Certificates. In addition, on May 13, 2003, the Trust issued U.S.$550 million in 6.436% Senior Trust Certificates due 2015, and on May 14, 2003, the Trust issued U.S.$200 million in 3.748% Senior Trust Certificates due 2013 and an additional U.S.$150 million of Junior Trust Certificates. In May 2004, PFL and the PF Export Trust executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are now presented net, rather than gross in our consolidated financial statements, and thus U.S.$150 million has been reduced from the “current portion of long term debt” and from the “long-term debt” liability caption with respect to sales of rights to future receivables, with a similar reduction to the asset line item “assets related to export prepayments.”

  On September 1, 2005, PFL prepaid the floating rate Senior Trust Certificates (Series A2 and C) in accordance with the applicable provisions of the governing agreements. In order to facilitate this advance payment, Petrobras prepaid to PFL an amount of U.S.$330.3 million related to the export prepayment program.

  On March 1, 2006, PFL prepaid the fixed rate Senior Trust Certificates (Series A1 and B), in accordance with the applicable provisions of the governing agreements, in the amount of U.S.$333.9 million.

  On May 26, 2006, PFL successfully completed a solicitation of consents from holders of the Series 2003-A 6.436% Senior Trust Certificates due 2015 issued by PF Export Receivables Master Trust. The amendments sought to eliminate exports of bunker fuel from the transaction so that the securities have been collateralized only by receivables from sales of fuel oil exported by Petrobras and to reduce the minimum average daily gross exports of fuel oil for any rolling twelve-month period. PFL also obtained the consent from the holders of Series 2003-B 3.748% due 2013. The amendments became effective on June 1, 2006.

  As a result of these amendments, the premium rate of the guarantee of the Series 2003-B was reduced from 1.8% to 1.1%.

  U. S.$2,181.4 million in Global Notes, of which U.S.$500 million were issued on July 2, 2003 and are due July 2013. The notes bear interest at the rate of 9.125% per annum, payable semiannually. In September 2003, we issued an additional U.S.$250 million in Global Notes, which form a single fungible series with our U.S.$500 million Global Notes due July 2013. The proceeds from these issuances were used principally to repay trade-related debt and inter-company loans. On July 24, 2006 these notes were tendered in the amount of U.S.$251.7 million. On December 10, 2003, we issued an additional U.S.$750 million of Global Notes due December 2018. The notes bear interest at the rate of 8.375% per annum, payable semiannually.
  On July 24, 2006 these notes were tendered in the amount of U.S.$173.2 million. In September 2004, we issued an additional U.S.$600 million of Global Notes due 2014. The notes bear interest at the rate of 7.75% per annum, payable semiannually. The proceeds from the issuance of these notes were used principally for general corporate purposes, including the financing of the purchase of oil product imports and the repayment of existing trade-related debt and inter-company loans. On October 06, 2006, the Company issued Global Notes of US$ 500,000 due October, 2016. The notes bear interest at the rate of 6.125% per annum, payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

  U.S.$293.9 million (¥35 billion) in Japanese Yen Bonds issued on September 2006 and due to September 2016. The issue was a private placement in the Japanese market with a partial guarantee by the Japan Bank for International Cooperation (JBIC) and its main purposes were retap the japanese market, acess a new investors base and reduce the financial cost. The bonds bear interest at the rate of 2.15% per annum, payable semiannually. On the same date, PIFCo entered into a swap agreement with Citibank, swapping the total amount of this debt to a U.S. dollar denominate debt.

At December 31, 2006, the Company had available standby committed facilities in the amount of U.S.$675 million, which are not specific as to use requirements. PIFCo has no drawdown amounts related to these facilities and has not scheduled a date for the drawdown.

5

The following table sets forth the sources of our current and long-term debt at December 31, 2006 and December 31, 2005:

CURRENT AND LONG-TERM DEBT

	December 31, 2006		December 31, 2005

		(in millions of U.S. dollars)
	Current	Long-term	Current	Long-term

Financing institutions	U.S.$329.2	U.S.$1,041.2	U.S.$493.6	U.S.$1,194.7
Senior notes	533.9	524.6	53.5	1,550.0
Global step-up notes	4.2	134.6	9.0	400.0
Global notes	32.7	2,181.4	26.3	2,115.3
Sale of right to future receivables	68.4	614.4	567.4	679.4
Senior exchangeable notes	333.7	-	3.7	329.9
Japanese yen bonds	1.7	293.9	-	-
Assets related to export prepayment
to be offset against sales of rights
to future receivables	-	(150.0)	(150.0)	(150.0)
Repurchased securities	-	-	(4.7)	(210.9)

	U.S.$1,303.8	U.S.$4,640.1	U.S.$998.8	U.S.$5,908.4

The following table sets forth the sources of our capital markets debt outstanding at December 31, 2006:

CAPITAL MARKETS DEBT OUTSTANDING(1)

Notes	Principal Amount
(in millions of U.S. dollars)

9.125% Senior Notes due 2007 (2)	U.S.$500
9.875% Senior Notes due 2008 (2)	238
9.750% Senior Notes due 2011 (2)	287
4.750% Senior Exchangeable Notes due 2007 (3)	330
12.375%Global Step-up Notes due 2008 (5) (2)	135
4.848% Senior Trust Certificates due 2013 (4)	152
6.436% Senior Trust Certificates due 2015 (4)	377
9.125% Global Notes due 2013 (2)	498
7.750% Global Notes due 2014 (2)	600
6.125% Global Notes due 2016 (2)	500
8.375% Global Notes due 2018 (2)	577
2.15% Japanese Yen Bonds due 2016 (6) (2)	294

Total	U.S.$4,488

(1) Does not include Junior Trust Certificates issued by PF Export Trust in connection with Petrobras’ exports prepayment program, because we are the beneficiary of such Junior Trust Certificates.
(2) Issued by us, with support from Petrobras through a standby purchase agreement.
(3) Issued by us on October 17, 2002 in connection with Petrobras’ acquisition of Perez Companc S.A.
(4) Issued in connection with Petrobras’ exports prepayment program.
(5) The Global Step-up Notes bore interest from March 31, 2003 at a rate of 9.00% per year until April 1, 2006 and bear interest at a rate of 12.375% per year thereafter, with interest payable semi-annually, and were issued by us with support from Petrobras through a standby purchase agreement.
(6) Issued by us on September 27, 2006 in the amount of ¥ 35 billion.

6

Stockholder’s Equity

Capital Increase

In September 2006, Petrobras, following the Board of Directors recommendation, changed the designation of U.S.$120 million in advances for future capital and U.S.$180 million in notes receivable from PIFCo into a capital increase.

Petrobras Singapore Private Limited (PSPL)

In April 2006, PIFCo incorporated a new wholly-owned subsidiary: Petrobras Singapore Private Limited, or PSPL, a company incorporated in Singapore to trade crude oil and oil products in connection with our trading activities in Asia. This company initiated its operations in July 2006.

Off Balance Sheet Arrangements

At December 31, 2006, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

We primarily utilize funds to finance our oil trading activities.

Contract Obligations

The following table sets forth our contractual obligations as of December 31, 2006, and the period in which the contractual obligations come due.

		Payments due by period
		(in millions of U.S. dollars)

Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

Long-term debt	5,697.6	1,057.5	988.4	704.9	2,946.8
Notes Payable - Long-term	7,441.7			3,927.1	3,514.6
Purchase obligations - Long-term	3,272.8	954.6	1,129.7	528.7	659.8

Total	16,412.1	2,012.1	2,118.1	5,160.7	7,121.2

7

Exchange Offering

On January 4, 2007, PIFCo announced an offer for the exchange of securities (Exchange Offering) totaling up to U.S.$500 million for five series of Notes.

The objective of the Exchange was offer to the investors the opportunity to substitute the five old notes listed bellow with PIFCo’s new benchmark, issued on October 6, 2006 with a 6.125% per annum coupon and maturity in 2016.

The settlement of the Exchange Offer occurred on February 7, 2007 and as result, PIFCo received and accepted a tender amount of U.S.$399.1 million (face value of the Notes). All the Notes received were cancelled in the same day and as consequence, PIFCo issue U.S.$399.1 million of Global Notes due 2016 that bear interest at the rate of 6.125% per annun, payable semi annually. The new Notes constitute a single fungible series with the U.S.$500 million Global Notes due 2016 issued in October 2006. In total, there will be U.S.$ 899.1 in outstanding bonds due 2016. PIFCo also paid to the investors a cash amount equivalent to U.S.$56 million as a result of the Exchange. The table below presents the result of the Exchange.

			(in millions of U.S. dollars)

	Interest		Principal Outstanding
PIFCo Old Notes	Rate	Maturity	after Exchange	Total Amount Tendered

Global Step-Up Notes	12.375%	2008	U.S.$ 126.9	U.S.$ 7.8
Senior Notes	9.875%	2008	224.2	14.0
Senior Notes	9.750%	2011	235.4	51.0
Global Notes	9.125%	2013	374.2	124.1
Global Notes	7.750%	2014	397.9	202.2

			U.S.$ 1,358.6	U.S.$399.1

(in millions of U.S. dollars)

	Interest		Principal Outstanding
PIFCo New Notes	Rate	Maturity	after Exchange	Total Reopened

Global Notes	6.125%	2016	U.S.$ 899.1	U.S.$ 399.1

			U.S.$ 899.1	U.S.$ 399.1

8

PETROBRAS INTERNATIONAL
FINANCE COMPANY (A wholly-owned
subsidiary of PETRÓLEO BRASILEIRO
S.A. - PETROBRAS)

Consolidated financial statements
Years ended December 31, 2006, 2005 and 2004
together with Report of Independent Registered
Public Accounting Firm

PETROBRAS INTERNATIONAL FINANCE COMPANY
AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006, 2005 and 2004

Report of Independent Registered Public Accounting Firm

The Executive Board and Stockholder of
Petrobras International Finance Company:

We have audited the accompanying consolidated balance sheet of Petrobras International Finance Company (and subsidiaries) as of December 31, 2006, and the related consolidated statements of operations, stockholder’s deficit, and cash flows for the year then ended. We also have audited management's assessment, included in the accompanying Management’s Report on the Internal Control over Financial Reporting, that Petrobras International Finance Company (and subsidiaries) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Petrobras International Finance Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits. The accompanying consolidated balance sheet of Petrobras International Finance - PIFCo as of December 31, 2005 and the related consolidated statements of operations, stockholder’s equity and cash flows for each of the years ended December 31, 2005 and 2004, were audited by other auditors whose report thereon dated February 17, 2006, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petrobras International Finance Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, management's assessment that Petrobras International Finance Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furthermore, in our opinion, Petrobras International Finance Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG Auditores Independentes

Rio de Janeiro, Brazil
April 2, 2007

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED BALANCE SHEETS
As of December 31, 2006 and 2005
(In thousands of US dollars)

Assets	2006	2005

Current assets
Cash and cash equivalents	510,812	230,745
Marketable securities	645,278	82,923
Trade accounts receivable
Related parties	10,658,905	8,681,075
Other	835,437	212,703
Notes receivable - related parties	6,114,651	3,329,336
Inventories	262,720	195,935
Export prepayments – related parties	67,785	414,505
Restricted deposits for guarantees and other	145,732	94,700

	19,241,320	13,241,922

Property and equipment	700	384

Other assets
Marketable securities	1,151,588	2,165,718
Notes receivable - related parties	239,709	579,960
Export prepayment – related parties	464,380	529,420
Restricted deposits for guarantees and prepaid expenses	223,618	231,544

	2,079,295	3,506,642

Total assets	21,321,315	16,748,948

See the accompanying notes to the financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED BALANCE SHEETS
As of December 31, 2006 and 2005
(In thousands of US dollars, except for number of shares and per share amounts)

Liabilities and stockholder’s (deficit)/equity	2006	2005

Current liabilities
Trade accounts payable
Related parties	1,142,848	950,732
Other	1,121,986	616,076
Notes payable - related parties	5,386,759	4,346,139
Short-term financing	148,447	339,503
Current portion of long-term debt	1,057,438	551,628
Accrued interest	97,865	107,710
Unearned income - related parties	248,688	176,481
Other current liabilities	60,199	10,169

	9,264,230	7,098,438

Long-term liabilities
Long-term debt	4,640,134	5,908,416
Notes payable - related parties	7,441,701	3,734,112

	12,081,835	9,642,528

Stockholder’s (deficit)/equity
Shares authorized and issued
Common stock - 2006 – 300,050,000 shares and
2005 - 50,000 shares par value US$ 1	300,050	50
Additional paid in capital	53,926	173,926
Accumulated deficit	(376,519)	(165,994)
Other comprehensive income
Loss on cash flow hedge	(2,207)	-

	(24,750)	7,982

Total liabilities and stockholder’s (deficit)/equity	21,321,315	16,748,948

See the accompanying notes to the financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2006, 2005 and 2004
(In thousands of US dollars)

	Years ended December 31,

	2006	2005	2004

Sales of crude oil, oil products and services
Related parties	14,236,511	13,974,381	10,118,356
Other	7,833,263	3,161,764	2,237,216

	22,069,774	17,136,145	12,355,572

Operating expenses:
Cost of sales
Related parties	(8,121,994)	(7,780,293)	(4,391,285)
Other	(13,778,560)	(9,203,008)	(7,844,699)
Selling, general and administrative expenses
Related parties	(189,667)	(158,075)	(98,700)
Other	(17,678)	(7,647)	(1,129)

	(22,107,899)	(17,149,023)	(12,335,813)

Operating income (loss)	(38,125)	(12,878)	19,759

Financial income
Related parties	999,204	765,507	568,566
Other	285,994	218,479	110,233

	1,285,198	983,986	678,799

Financial expense
Related parties	(722,434)	(409,822)	(169,039)
Other	(735,332)	(589,088)	(592,207)

	(1,457,766)	(998,910)	(761,246)

Other income, net
Related parties	-	-	(525)
Other	168	46	4,110

	168	46	3,585

Loss for the year	(210,525)	(27,756)	(59,103)

See the accompanying notes to the financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S
(DEFICIT)/EQUITY
Years Ended December 31, 2006, 2005 and 2004
(In thousands of US dollars)

	Years ended December 31,

	2006	2005	2004

Common stock
Balance at January 1	50	50	50
Capital increase	300,000	-	-

Balance at end of year	300,050	50	50

Additional paid in capital
Balance at January 1	173,926	173,926	173,926
Transfer to capital	(120,000)	-	-

Balance at end of year	53,926	173,926	173,926

Accumulated deficit
Balance at January 1	(165,994)	(138,238)	(79,135)
Loss for the year	(210,525)	(27,756)	(59,103)

Balance at end of year	(376,519)	(165,994)	(138,238)

Other comprehensive income
Loss on cash flow hedge
Balance at January 1	-	-	-
Change in the year	(2,207)	-	-

Balance at end of year	(2,207)	-	-

Total stockholder’s (deficit)/equity	(24,750)	7,982	35,738

See the accompanying notes to the financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006, 2005 and 2004
(In thousands of US dollars)

	Years ended December 31,

	2006	2005	2004

Cash flows from operating activities
Loss for the year	(210,525)	(27,756)	(59,103)
Adjustments to reconcile net (loss) to net cash
used in operations
Depreciation, amortization of prepaid expenses and debt amortization	20,725	10,150	5,198
Decrease (increase) in assets
Trade accounts receivable
Related parties	(1,977,830)	(893,006)	(2,723,597)
Other	(622,734)	(59,079)	(44,209)
Export prepayments – related parties	411,760	470,754	64,652
Other assets	(242,283)	(221,863)	(232,637)
Increase (decrease) in liabilities
Trade accounts payable
Related parties	192,116	388,593	291,189
Other	505,910	48,999	218,048
Other liabilities	(44,551)	277,318	158,501

Net cash used in operating activities	(1,967,412)	(5,890)	(2,321,958)

Cash flows from investing activities
Marketable securities, net	451,775	(383,826)	(1,248,984)
Issuance of notes receivable – related parties	(8,858,270)	(5,114,060)	(2,042,177)
Collection of principal on notes receivable – related parties	6,515,911	3,226,935	1,885,407
Property and equipment	(460)	(19)	(488)

Net cash used in investing activities	(1,891,044)	(2,270,970)	(1,406,242)

Cash flows from financing activities
Short-term financing, net issuance and repayments	(191,056)	(116,654)	(396,233)
Proceeds from issuance of long-term debt	982,280	695,000	1,106,887
Principal payments of long-term debt	(1,731,726)	(602,410)	(465,208)
Proceeds from short-term loans - related parties	15,695,993	8,757,712	6,618,032
Principal payments of short-term loans – related parties	(17,964,891)	(7,333,327)	(6,245,614)
Proceeds from long-term loans - related parties	7,347,923	-	3,553,452

Net cash provided by financing activities	4,138,523	1,400,321	4,171,316

Increase (decrease) in cash and cash equivalents	280,067	(876,539)	443,116
Cash and cash equivalents at beginning of year	230,745	1,107,284	664,168

Cash and cash equivalents at end of year	510,812	230,745	1,107,284

See the accompanying notes to the financial statements.

	Years ended December 31,

	2006	2005	2004

Supplemental disclosures of cash flow information:

Cash paid during the year for
Interest	1,371,169	727,739	583,769
Income taxes	113	120	157

Non-cash investing and financing transactions
Increase of capital through conversion of loan payable	180,000
Cancellation of Senior Exchangeable Notes issued in
exchange for PETROBRAS loans (Note 8)			8,476

See the accompanying notes to the financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars)

1. The Company and its Operations

Petrobras International Finance Company - PIFCo was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of PETROBRAS.

The primary objective of Petrobras International Finance Company and its subsidiaries (collectively, PIFCo or the Company) is to purchase crude oil and oil products from third parties and sell them at a premium to PETROBRAS on a deferred payment basis. Accordingly, intercompany activities and transactions, and therefore the Company's financial position and results of operations, are affected by decisions made by PETROBRAS. Additionally, to a more limited extent, the Company sells oil and oil products to third parties. PIFCo also engages in international capital market borrowings as a part of the PETROBRAS financial and operating strategy.

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

PETROBRAS FINANCE LIMITED

PETROBRAS FINANCE LIMITED (PFL), based in the Cayman Islands, in connection with the Company’s structured finance export prepayment program, whereby PFL purchases fuel oil from PETROBRAS and sells this product in the international market, including sales to designated customers, in order to generate receivables to cover the sale of future receivables debt. Until June 1, 2006, PFL also purchased bunker fuel from PETROBRAS. Certain sales were through subsidiaries of PETROBRAS.

PETROBRAS EUROPE LIMITED

PETROBRAS EUROPE LIMITED (PEL), based in the United Kingdom, consolidates PETROBRAS’ European trade and finance activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PIFCo and PETROBRAS, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no commercial or financial risk.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)

1. The Company and its Operations (Continued)

BEAR INSURANCE COMPANY LIMITED

BEAR INSURANCE COMPANY LIMITED (BEAR), based in Bermuda, contracts insurance for PETROBRAS and its subsidiaries.

PETROBRAS SINGAPORE PRIVATE LIMITED (PSPL)

In April 2006, PIFCo incorporated a new wholly-owned subsidiary: PETROBRAS SINGAPORE PRIVATE LIMITED (PSPL), a company incorporated in Singapore to trade crude oil and oil products in connection with the trading activities in Asia. This company initiated its operations in July, 2006.

2. Basis of Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). The preparation of these financial statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

(a) Foreign currency translation

The Company’s functional currency is the US dollar. All monetary assets and liabilities denominated in a currency other than the US dollar are remeasured into the US dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the statement of operations as financial expense or income.

(b) Cash and cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at their date of acquisition.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)

2. Basis of Financial Statement Presentation (Continued)

(c) Marketable securities

Marketable securities are accounted for under SFAS No. 115 - Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115") and have been classified by the Company as available for sale or trading based upon intended strategies with respect to such securities. The marketable securities classified as trading are short-term in nature as the investments are expected to be liquidated, sold, or used for current cash requirements. The marketable securities classified as available for sale are long-term in nature as the investments are not expected to be sold or otherwise liquidated in the next twelve months.

Trading securities are marked to market through current period earnings, available for sale securities are marked to market through other comprehensive income, and held to maturity securities are recorded at historical cost. There are no transfers between categories of investments.

(d) Inventories

Inventories are stated at the lower of weighted average cost or market value.

(e) Restricted Deposit and Guarantees

Restricted Deposit and guarantees represent amounts placed in escrow as required by contractual commitments of the Company. Deposits are made in cash and recorded at funded amount.

(f) Prepaid expenses

Prepaid expenses are exclusively comprised of deferred financing costs associated with the Company's debt issuance and are being amortized over the terms of the related debt. The unamortized balance of deferred financing costs was US$ 55,192 and US$ 66,025 as of December 31, 2006 and 2005, respectively.

(g) Current and long-term liabilities

These are stated at known or estimated amounts including, when applicable, accrued interest.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)

2. Basis of Financial Statement Presentation (Continued)

(h) Unearned income

Unearned income represents the unearned premium charged by the Company to PETROBRAS and ALBERTO PASQUALINI - REFAP S.A. (REFAP) to compensate for its financing costs. The premium is billed to PETROBRAS and REFAP at the same time the related product is sold, and is deferred and recognized into earnings as a component of financial income on a straight-line basis over the collection period, which ranges from 120 to 330 days, in order to match the premium billed with the Company’s financial expense.

(i) Revenues, costs, income and expenses

For all third party and related party transactions, revenues are recognized in accordance with the U.S. SEC’s Staff Accounting Bulletion 104 – Revenue Recognition. Crude oil and oil products revenues are recognized on an accrual basis when persuasive evidence of an arrangement exists in the form of a valid contract, delivery has occurred or title has transferred, the price is fixed or determinable and collectability is reasonably assured. Costs are recognized when incurred. Income and expenses include financial interest and charges, at official rates or indexes, relating to current and non-current assets and liabilities and, when applicable, the effects arising from the adjustment of assets to market or realizable value.

The principle commercial transactions of the Company consist of:

Imports – the company buys from suppliers outside Brazil (mainly from third-parties) and sells to PETROBRAS and its Brazilian subsidiaries.

Exports – the Company buys from PETROBRAS and sells to customers outside Brazil.

Off-shore – the Company buys and sells mainly outside of Brazil, in transactions with third-parties and related parties.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)

2. Basis of Financial Statement Presentation (Continued)

(j) Financial instruments

All of the Company’s derivative instruments are recorded in the consolidated balance sheet at their fair value. For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models or quoted prices for instruments with similar characteristics. The transaction price is used as the initial fair value of the contracts.

PIFCo designates at inception whether the derivative contact will be considered hedging or non-hedging for SFAS 133 accounting purposes. Non-hedging derivatives that are considered economic hedges, but not designated in a hedging relationship for accounting purposes, are recorded as other current assets or liabilities, with changes in fair value recorded as financial income or financial expense.

For SFAS 133 hedges, PIFCo formally documents at inception all relationships; identifying the hedging instrument and hedged item, as well as its risk management objectives and strategies for undertaking the hedge. The Company assesses at the hedge’s inception and for each reporting date thereafter whether the derivative used in the hedging transaction is expected to be and has been highly effective.

As of December 31, 2006, PIFCo has designated one hedging relationship for accounting purposes as a cash flow hedge in order to manage foreign currency exchange rate risk. Changes in the fair value of the derivative hedging instrument are recorded in Accumulated OCI. Any hedge ineffectiveness, as well as the excluded component of the derivative from the effectiveness assessments, are recorded directly in earnings (note 8(iv)).

PIFCo had written put options in the past that allows the holder of the options to sell a floating number of heavy fuel oil volumes at a minimum price of US$14/barrel. Such option had served as an economic hedge on related future sales of receivables under the structured finance export prepayment program; the intent of which was to ensure that physical barrels delivered under the project finance agreement generate sufficient cash proceeds to repay related financial obligations. Given the low strike price relative to the market the fair value of these options is immaterial at December 31, 2006.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)

2. Basis of Financial Statement Presentation (Continued)

(k) Income taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets representing the future tax consequences of events that have been recognized in the Company’s financial statements or tax return. The measurement of current and deferred tax liabilities and assets is based on the provisions of the tax laws in the countries in which the Company and its subsidiaries operate (the United Kingdom, Bermuda, Singapore and the Cayman Islands in 2006 and the United Kingdom, Bermuda and the Cayman Islands in 2005 and 2004). Deferred tax assets are reduced by the amount of any tax benefits when, based on the available evidence, such benefit may not be realized. The Cayman Islands and Bermuda have no corporate tax requirements, therefore the Company has no tax provision from these locations and no significant operations in the United Kingdom or Singapore.

3. Cash and Cash Equivalents

	2006	2005

Cash and banks	461	6,242
Time deposits and short-term investment	510,351	224,503

	510,812	230,745

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)

4. Marketable Securities

				Total

			Interest
	Security	Maturity	rate	2006(*)	2005(*)

Available for Sale (***)	CLEP (**)	2014	8%	975,840	1,888,498
Available for Sale (***)	MARLIM (**)	2008	12.25%	295,588	277,220
Available for Sale (***)	GASENE (**)	2007	5.67%	212,184	-
Held to Maturity	PDET (**)	2007	5.74%	207,721	-
Held to Maturity	MEXILHÃO (**)	2007	5.68%	87,589	-
Trading	Various third parties			17,944	57,734
Available for Sale (***)	Various third parties			-	25,189

				1,796,866	2,248,641
Less: Current balances				(645,278)	(82,923)

				1,151,588	2,165,718

(*) The balances include interest and principal.
(**) Securities held by the fund respective to the consolidated special purposes companies, established to support PETROBRAS infrastructure projects, are not US exchange traded securities.
(***) Changes in fair value related to the securities classified as available for sale in accordance with FAS 115 are diminimus and were included in the Statement of Operations as financial income or expense.

Marketable securities are comprised of amounts the Company has invested in the exclusive portfolio of an investment fund, operated exclusively for PIFCo, which holds certain PIFCo and PETROBRAS group securities among its other investments which are classified as held to maturity, trading or available for sale under SFAS 115 based on management’s intent. The trading securities are presented as current assets, as they are expected to be used in the near term for cash funding requirements; available for sale securities are presented as other long-term assets, as they are not expected to be sold or liquidated in the next twelve months.

At December 31, 2005, PIFCo had amounts invested in an exclusive portfolio of an investment fund that held its own debt securities in the total amount of US$ 215,638. This amount was recognized as an extinguishment of debt and offset against the balance of financing classified under current and non-current liabilities. There were no repurchased securities of PIFCo debt at December 31, 2006.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)

5. Related Parties

		PETROBRAS	DOWNSTREAM	BRASPETRO
	PETRÓLEO	INTERNATIONAL	PARTICIPAÇÕES	OIL SERVICES -		PETROBRAS
	BRASILEIRO	BRASPETRO B.V. -	S.A.	BRASOIL		NETHERLANDS
	S.A. -	PIB.B.V. and its	and its	and its		B.V. and its	TERMOBAHIA
	PETROBRAS	subsidiaries	subsidiaries	subsidiaries	CLEP	subsidiaries	(iv)	MARLIM	Other	2006	2005

Current assets
Marketable securities					119,840				507,495	627,335	-
Accounts receivable, principally for sales (i)	10,246,875	160,033	251,997							10,658,905	8,681,075
Notes receivable		3,721,683		31,496		2,360,912	560			6,114,651	3,329,336
Export prepayment	67,785									67,785	414,505
Other							1,453			1,453	1,453
Other assets
Marketable securities					856,000			295,588		1,151,588	2,165,718
Notes receivable		198,935					40,774			239,709	579,960
Export prepayment	464,380									464,380	529,420
Current liabilities
Trade accounts payable	969,299	156,498	17,051							1,142,848	950,732
Notes payable	5,386,759									5,386,759	4,346,139
Unearned income	247,160		1,528							248,688	176,481
Long-term liabilities
Notes payable (ii)	7,441,701									7,441,701	3,734,112
Statement of operations												2004

Sales of crude oil and oil products and services	9,729,919	3,022,525	1,484,067							14,236,511	13,974,381	10,118,356
Purchases (iii)	(6,044,308)	(1,871,579)	(206,107)							(8,121,994)	(7,780,293)	(4,391,285)
Selling, general and administrative expenses	(176,368)	(13,299)								(189,667)	(158,075)	(98,700)
Financial income	623,767	162,470	28,268	2,253		174,454	3,080		4,912	999,204	765,507	568,566
Financial expense	(722,434)									(722,434)	(409,822)	(169,039)
Other expense, net										-	-	(525)

Commercial operations between PIFCo and its subsidiaries and affiliated companies are carried out under normal market conditions and at commercial prices, except for the sales of oil and oil products to PETROBRAS, which have an extended settlement period consistent with PIFCo’s formation as a financing entity, and include finance charges accrued during the extended payment period.

Certain affiliates of PIFCo and PFL, which are subsidiaries of Petrobras, serve as agents in connection with export sales to certain customers under the export prepayment program. Those transactions have been classified as related party transactions for purposes of these financial statements.

The transactions were realized to support the financial and operational strategy of the Company's Parent Company, PETRÓLEO BRASILEIRO S.A. - PETROBRAS.

(i)
Accounts receivable from related parties relate principally to crude oil sales made by the Company to PETROBRAS, with extended payment terms of up to 330 days. Extended payment terms for accounts receivable from related parties were up to 270 days in 2004.

(ii)	Long-Term Liabilities – Notes payable relate to loans executed between the Company and PETROBRAS due in 2021, with annual interest rates ranging from 8.3% to 8.6% .

(iii)	Purchases from related parties are presented in the cost of sales section of the statement of operations.

(iv)
On December 28, 2005, in order to lend support to Petrobras in its transactions related to the Termobahia power plant, PIFCo entered into a series of agreements with Blade Securities Ltd , a special purpose company holding 49% of the equity shares of Termobahia (consolidated by Petrobras) . Under the agreements, PIFCo paid to Blade US$ 1,453, and in return, Blade transfers to PIFCo the right of any dividends to be received from Termobahia and the rights to the shares of Termobahia either for PIFCo or a Petrobras subsidiary. Additionally, PIFCo paid to Blade US$ 38,185, and in return, Blade transfers to PIFCo any amounts received from Termobahia related to the subordinated loan recorded as notes receivable, which has an interest rate of 8% p.a. and an expiry date of 2023, and the right to the loans receivable for PIFCo or a Petrobras subsidiary. Petrobras has the intention of finding a strategic partner within one year time frame to purchase the Termobahia equity interest and related loan.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)

6. Inventories

	2006	2005

Crude oil	60,097	51,701
Oil products	202,623	144,234

	262,720	195,935

7. Restricted Deposits and Guarantees

PIFCo has restricted deposits with financial institutions that are required as a result of contractual obligations in financing arrangements. The amount of US$ 76,389 classified in current assets, relates to a deposit made in connection with the issuance of global notes in the amount of US$ 500,000 (described in Note 8) and is renewed annually. The amount classified in other assets is comprised of deposits: (i) US$ 31,585 related to issuances of senior notes in the total amount of US$ 450,000; (ii) US$ 41,051 related to issuances of senior notes in the total amount of US$ 600,000. The guarantees related to the financings will be maintained through maturity of such financings (described in Note 8), and are required per the related debt agreement; and (iii) in accordance with the Deposit, Pledge and Indemnity Agreement of April 29, 2005, PIFCo has guaranteed the debt of Eletrobolt, a subsidiary of its parent. In accordance with the terms of this guarantee, PIFCo has deposited US$ 95,949 in an escrow account, such amount to be used to satisfy Eletrobolt debts in the event of default.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)

8. Financing

	Current		Long-term

	2006	2005	2006	2005

Financial institutions (i)	329,180	493,550	1,041,250	1,194,750
Senior notes (iii)	533,945	53,525	524,602	1,550,000
Global notes (iii) and (viii)	32,725	26,326	2,181,420	2,115,263
Senior exchangeable notes (vii)	333,684	3,744	-	329,940
Global step-up notes (iii)	4,165	9,000	134,622	400,000
Japanese yen bonds (iv)	1,658	-	293,860	-
Sale of right to future receivables (v)	68,393	567,377	614,380	679,420
Assets related to export prepayment to be
offset against sale of right to future
receivables (vi)	-	(150,000)	(150,000)	(150,000)
Repurchased securities (ii)	-	(4,681)	-	(210,957)

	1,303,750	998,841	4,640,134	5,908,416

Financing	148,447	339,503	4,640,134	5,908,416
Current portion of long-term debt	1,057,438	551,628	-	-
Accrued interest	97,865	107,710	-	-

	1,303,750	998,841	4,640,134	5,908,416

(i)
The Company’s borrowings in US dollars are derived mainly from commercial banks and include trade lines of credit and commercial paper, which are primarily intended for the purchase of crude oil and oil products, and with interest rates ranging from 5.14% to 9.42% at December 31, 2006. The weighted average borrowing rate for short-term debt at December 31, 2006 and 2005 was 6.76% and 5.02%, respectively.

At December 31, 2006 and 2005, the Company had fully utilized all available lines of credit specifically designated for purchase of imported crude oil and oil products.

Additionally, the Company had available standby committed facilities in the amount of US$ 675,000, which are not specified as to use requirements. PIFCo has no drawn down amounts related to these facilities and does not have a scheduled date for the drawdown.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)

8. Financing (Continued)

(ii)
On December 31, 2005, the Company had amounts invested in an exclusive portfolio of an investment fund that held its own debt securities in the total amount of US$ 215,638. These securities were considered to be extinguished, and thus the related amounts, together with applicable interest, which comprise the current portion at the respective date, have been removed from the presentation of marketable securities and short and long-term debt. Gain and losses on extinguishment are recognized as incurred. Subsequent reissuances of notes at amounts greater or lesser than par are recorded as premiums or discounts and are amortized over the life of the notes. As of December 31, 2006 and December 31, 2005, the outstanding balance of net premiums on reissuances amounted to US$ 10,273 and US$ 18,464, respectively. PIFCo incurred in expenses in the total amount of US$ 11,738 on extinguishment of debt during 2005 and US$ 160,048 during 2006.

(iii)
On July 24, 2006, PIFCo concluded its debt repurchase offer (Tender) announced on July 18, 2006. The amount of notes tendered for five series of notes listed below was US$ 888,260. Including the notes previously repurchased by Petrobras and its affiliates, also included in the tender, the total value reached US$ 1,215,661. The purpose of this initiative was to reduce total debt outstanding and simplify the debt profile, thus benefiting from the Company’s current strong cash generation. The transaction was settled on July 27, 2006 and all the notes tendered were canceled from this date. Upon conclusion of the debt repurchase offer (Tender), PIFCo incurred in expenses in the total amount of US$ 160,048.

	Interest
Securities Repurchased	Rate	Maturity	US$

Global Step-Up Notes	12.375%	2008	265,378
Senior Notes	9.875%	2008	211,754
Senior Notes	9.750%	2011	313,644
Global Notes	9.125%	2013	251,665
Global Notes	8.375%	2018	173,220

			1,215,661

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)

8. Financing (Continued)

(iv)
On September 27, 2006, the Company concluded a private placement of securities in the Japanese capital market (“Shibosai”) for a total of ¥ 35 billion (US$ 297,780) due September 2016. The issue was a private placement in Japanese market with a partial guarantee of Japan Bank for International Cooperation (JBIC) and bears interest at the rate of 2.15% per annum, payable semiannually. PIFCo used the proceeds principally to finance PNBV, an affiliate, for construction of lines interconnecting the P-51, P-52 and P-53 production platforms to the PRA-1 autonomous repumping unit.

In the same date, PIFCo entered into cross currency swaps under which it swaps the principal and interest payments on Yen denominated funding into U.S. dollars; and designated the hedging relationship as a qualifying cash flow hedge under SFAS 133. The hedged item is a ¥ 35 billion 10 year issued bond, with a semi-annual coupon of 2.15% p.a. The hedging instrument is a series of cross currency swaps, whose notional amounts, underlyings and maturities match the terms of the funding; in which U.S. dollars are paid and Japanese Yen are received.

The transaction gain or loss arising from the remeasurement of Yen denominated bonds is offset by the reclassification relating to the remeasurement of the hedged item at spot rates from other comprehensive income to earnings. The cross currency swap at December 31, 2006 had a fair value of US$ 8,754 due to the devaluation of the Japanese Yen when compared to U.S. dollar since the inception of the instrument. No amounts were recognized in earnings during the year as hedge ineffectivenesses. Accumulated other comprehensive income were reclassified at the reporting date in order to offset the foreign currency exchange gain or losses on the hedged item.

(v)
On September 1, 2005, PFL prepaid the floating rate Senior Trust Certificates (Series A2 and C) in accordance with the applicable provisions of the governing agreements. In order to facilitate this advance payment, Petrobras prepaid to PFL an amount of US$ 330,290 related to the export prepayment program.

On March 1, 2006, PFL prepaid the fixed rate Senior Trust Certificates (Series A1 and B) in accordance with the applicable provisions of the governing agreements in the amount of US$ 333,860. On prepayment the fixed rate Senior Trust Certificates (Series A1 and B) PFL paid premium in the total amount of US$ 13,650.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)

8. Financing (Continued)

On May 26, 2006, PFL has successfully completed a solicitation of consents from holders of the Series 2003-A 6.436% Senior Trust Certificates due 2015 issued by PF Export Receivables Master Trust. The amendments sought to eliminate exports of bunker fuel from the transaction so that the securities have been collateralized only by receivables from sales of fuel oil exported by Petrobras and to reduce the minimum average daily gross exports of fuel oil for any rolling twelve-month period. PFL also obtained the consent from the holders of Series 2003-B 3.748% due 2013. The amendments became effective on June 1, 2006.

As a result of these amendments, the premium rate of the guarantee of the Series 2003-B was reduced from 1.8% to 1.1% .

(vi)
In May 2004, PFL and the PF Export Trust (the Trust) executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates have been presented net, rather than gross in these consolidated financial statements, and thus US$ 150,000 has been reduced from the “long term debt” financing respective to sales of right to future receivables.

(vii)
On October 06, 2006, the Company issued Global Notes of US$ 500,000 due October, 2016. The notes bear interest at the rate of 6.125% per annum, payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)

8. Financing (Continued)

Long-term financing – additional information

a) Long-term debt interest rates

					Payment period

	Date of issuance	Maturity	Interest rate	Amount	Interest	Principal

Senior Notes
Senior Notes	May, 2001	2008	9.875%	238,246	semiannually	bullet
Senior Notes	January, 2002	2011	9.750%	286,356	semiannually	bullet

				524,602

Sale of Right to Future
Receivables
Junior Trust Certificates
Serie 2003-B	May, 2003	2013	3.748%	40,000	quarterly	bullet
Serie 2003-A	May, 2003	2015	6.436%	110,000	quarterly	bullet

				150,000
Assets related to export
prepayment to be offset against
sale of right to future
receivables				(150,000)

				-

Senior Trust Certificates
Serie 2003-B	May, 2003	2013	4.848%	131,520	quarterly	quarterly
Serie 2003-A	May, 2003	2015	6.436%	332,860	quarterly	quarterly

				464,380

Japanese yen bonds	September, 2006	2016	2.150%	293,860	semiannually	bullet

				293,860

Global Step-up Notes	March, 2003	2008	12.375%	134,622	semiannually	bullet

				134,622

Global Notes
Global Notes	July, 2003	2013	9.125%	504,640	semiannually	bullet
Global Notes	December, 2003	2018	8.375%	576,780	semiannually	bullet
Global Notes	September, 2004	2014	7.750%	600,000	semiannually	bullet
Global Notes	October, 2006	2016	6.125%	500,000	semiannually	bullet

				2,181,420

Financial Institutions	from 2005	up to 2017	from 6.46% to 9.42%	1,041,250	various	various

				1,041,250

				4,640,134

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)

8. Financing (Continued)

Long-term financing – additional information

b) Long-term debt maturity date

December 31,
2006

2008	771,198
2009	217,218
2010	328,238
2011	376,664
2012	93,178
Thereafter	2,853,638

4,640,134

9. Fair Value

Fair values are derived either from quoted market prices available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end. Fair values of cash and cash equivalents, trade receivables, short-term debt and trade payables approximate their carrying values.

At December 31, 2006 the Company’s long-term debt was US$ 4,640,134 (US$ 5,908,416 at December 31, 2005) and had an estimated fair value of approximately US$ 5,050,000 (US$ 6,397,000 at December 31, 2005).

The Company’s long-term asset related to the export prepayment program was US$ 464,380 and US$ 529,420 at December 31, 2006 and 2005, and had fair values of US$ 466,000 and US$ 523,000, respectively.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)

10. Commitments and Contingencies

(a) Commitments - Purchases

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several short and long-term normal purchase contracts with maturity date up to 2017, which collectively obligate it to purchase a minimum of approximately 129,925 barrels of crude oil and oil products per day at market prices.

(b) Purchase Option – Platforms

The Company has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessels in case the Owners exercise the Put Option, on condition of an event of default, under the same Option Agreement, for the Platforms P-8, P-15, P-32. PIFCo also has an obligation to purchase the platforms after the expiration of the Charter terms.

In relation to Platform P-47, PIFCo has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessel in case the Owner exercise the Put Option, on condition of an event of default or of the expiration of the Charter.

PIFCo may designate any affiliate or subsidiary to perform its obligations under this agreement.

11. Stockholder's Equity

Capital Increase

In September 2006, PETROBRAS changed the designation of US$ 120,000 in advances for future capital and US$ 180,000 in notes receivable from PIFCo into a capital increase.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of US dollars)

12. Subsequent Events

On January 4, 2007, PIFCo announced an offer for the exchange of securities (Exchange Offering) totaling up to US$ 500,000 for five series of Notes.

The objective of the Exchange was offer to the investors the opportunity to substitute the five old notes listed bellow with PIFCo’s new benchmark, issued on October 6, 2006 with a 6.125% per annum coupon and maturity in 2016.

The settlement of the Exchange Offer occurred on February 7, 2007 and as result, PIFCo received and accepted a tender amount of US$ 399,053 (face value of the Notes). All the Notes received were cancelled in the same day and as consequence, PIFCo issue US$ 399,053 of Global Notes due 2016 that bear interest at the rate of 6.125% per annun, payable semi annually. The new Notes constitute a single fungible series with the US$ 500,000 Global Notes due 2016 issued in October 2006. In total, there will be US$ 899,053 in outstanding bonds due 2016. PIFCo also paid to the investors a cash amount equivalent to US$ 56,056 as a result of the Exchange. The table below presents the result of the Exchange.

			US$

			Principal Outstanding	Total Amount
PIFCo Old Notes	Interest Rate	Maturity	after Exchange	Tendered

Global Step-Up Notes	12.375%	2008	126,868	7,754
Senior Notes	9.875%	2008	224,212	14,034
Senior Notes	9.750%	2011	235,350	51,006
Global Notes	9.125%	2013	374,211	124,124
Global Notes	7.750%	2014	397,865	202,135

			1,358,506	399,053

			US$

			Principal Outstanding
PIFCo New Notes	Interest Rate	Maturity	after Exchange	Total Reopened

Global Notes	6.125%	2016	899,053	399,053

			899,053	399,053

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2007

PETROBRAS INTERNATIONAL FINANCE COMPANY-PIFCo

By:	/S/ Daniel Lima de Oliveira
Daniel Lima de Oliveira Chairman of the Board

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.